NT10K.1

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     SPECIMEN - NOT AN OFFICIAL FILING

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NT10K FILING WHICH IS TIMELY AND SHOULD BE DISSEMINATED AS AN NT
10-K.  BEFORE COB ON 2ND BUSINESS DAY 90 DAYS AFTER THE DATE
IN THE PERIOD TAG.